Insider transaction detail - View details for insider	2010-10-13 16:58 ET

Transactions sorted by : Insider
Insider family name : Halpin ( Starts with )
Given name : Robert ( Starts with )
Transaction date range : October 1, 2010 - October 13, 2010

Insider name:	HALPIN, Robert Arthur

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.
Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Ceased to be Insider: Not applicable

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Security designation: Common Shares
1718585	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-7,600	9.7000	505,400
1718590	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,800	9.7100	503,600
1718595	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,400	9.7200	501,200
1718598	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,100	9.7300	500,100
1718603	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-1,900	9.7500	498,200
1718608	2010-10-07	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-200	9.7600	498,000
1718616	2010-10-08	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-11,700	9.5500	486,300
1718618	2010-10-08	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-2,000	9.5600	484,300
1718620	2010-10-08	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-800	9.5700	483,500

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1718623	2010-10-08	2010-10-13	Direct Ownership :	10 - Acquisition or disposition in the public market	-500	9.5800	483,000
1718636	2010-10-13	2010-10-13	Direct Ownership :	51 - Exercise of options	+54,000	6.0300	537,000
Security designation: Options (Common Shares)
1718635	2010-10-13	2010-10-13	Direct Ownership :	51 - Exercise of options	-54,000	6.0300	118,900		6.0300	2010-12-05	Common Shares	-54,000	118,900